UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Chemokine Therapeutics Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

    16383P 10 7

(CUSIP Number)

Hassan Salari
1517 West 58th Avenue
Vancouver, British Columbia V6P 1W6
(778) 327-9488

Chemokine Therapeutics Corp.
1727 West Broadway
Suite 400
Vancouver, British Columbia V6J 4S5
(604) 738-6644

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

SEC 1746 (11-02) CUSIP No.: 16383P 10 7

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Hassan Salari

2. Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): PF, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 9,362,101 (1)

8. Shared Voting Power: -0-

9. Sole Dispositive Power: 3,115,000

10. Shared Dispositive Power: 6,247,101 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 9,362,101 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 17.1%

14. Type of Reporting Person (See Instruction): IN

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock held by Pacific Medical Corp. (“PMC”) may be deemed to be beneficially owned by Hassan Salari, a director of PMC with sole voting control over such shares.

SEC 1746 (11-02) CUSIP No.: 16383P 10 7

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Pacific Medical Corp. (Non-U.S. entity; no I.R.S. no. issued)

2. Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): WC, OO (1)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: -0-

8. Shared Voting Power: -0-

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 6,247,101 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 6,247,101 (2)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 11.7%

14. Type of Reporting Person (See Instruction): CO

(1) Upon the closing of the Issuer’s initial public offering in December 2004, the Issuer issued 247,100 shares of common stock to PMC in settlement of accrued management fees owing to PMC.

(2) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock held by Pacific Medical Corp. (“PMC”) may be deemed to be beneficially owned by Hassan Salari, a director of PMC with sole voting control over such shares.

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the Common Stock, $.001 par value (the “Common Stock”), of Chemokine Therapeutics Corp. (the “Issuer”).  This Amendment is being filed jointly by Dr. Hassan Salari (“Salari”) and Pacific Medical Corp. (“PMC” and collectively with Salari, the “Reporting Persons”).  This Amendment is filed to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on January 20, 2005.

Item 1. Security and Issuer

The principal executive offices of the Issuer are located at 1727 West Broadway, Suite 400, Vancouver, British Columbia V6J 4S5.

Item 2. Identity and Background

PMC is a Cayman Islands corporation and serves as the holding company for certain business activities of Dr. Salari and his family members.  The address of its principal office is Barclay's House, 4th Floor, Barclay's Bank, Georgetown, Cayman Islands.

Dr. Salari is presently employed by Spring Grace Management Ltd., which is located at 1517 West 58th Avenue, Vancouver, British Columbia V6P 1W6.  Dr. Salari also serves as a director of PMC.  He is a citizen of Canada.

During the last five years, none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In December 2004, the Issuer issued 247,100 shares of common stock to PMC in settlement of accrued management fees of US$200,000 owing to PMC.  The shares were issued upon the closing of the Issuer’s initial public offering at the offering price of US$0.81 per share.

In February 2008, Dr. Salari purchased 312,500 common shares and 312,500 common stock warrants through a private placement for CDN$62,500.  In April 2008, Dr. Salari purchased 50,000 shares of common stock for CDN$8,000 and another 50,000 shares of common stock for CDN$9,000.  In August 2008, Dr. Salari purchased 100,000 shares of common stock for CDN$8,500 and 1,290,000 shares of common stock for CDN$77,400.  Dr. Salari made the purchases of Common Stock with his personal funds and did not use borrowed funds to make the purchases.

Item 4. Purpose of Transaction

Dr. Salari acquired his shares of Common Stock of the Issuer for investment purposes only.  PMC acquired its shares of Common Stock of the Issuer for investment purposes only.

The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others:  (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional Common Stock in the open market or in privately-negotiated transactions; (iv) entering into hedging transactions with respect to the Common Stock; (v) voting as each of them deems appropriate on existing or future proposals that may be submitted to the Issuer’s shareholders for approval; and/or (vi) seeking to have discussions with the Issuer’s management and board of directors regarding the Issuer’s business and ways to maximize shareholder value.  The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may take.  The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer, and they each reserve the right to take whatever future action is deemed appropriate under the circumstances that then exist.

Neither of the Reporting Persons has any present plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

As of the filing date of this Amendment, Dr. Salari beneficially owns 9,362,101 shares of Common Stock, including 6,247,101 shares owned directly by PMC (over which he has sole voting control); 1,000,000 shares issuable upon exercise of vested stock options; and 312,500 shares issuable upon exercise of warrants.  The 9,362,101 shares represent 17.1% of the total outstanding shares of Common Stock, including the shares issuable upon exercise of Dr. Salari’s vested stock options and warrants.

(c)  On August 27, 2008, Dr. Salari purchased 100,000 shares of Common Stock at a per share price of CDN$0.085 in an open market transaction and 1,290,000 shares of Common Stock at a per share price of CDN$0.06 in a private transaction.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationships mentioned above and except for the Joint Filing Agreement included on the signature page attached hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1

List of each executive officer, director or person controlling PMC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hassan Salari

Hassan Salari

Dated:  September 19, 2008

PACIFIC MEDICAL CORP.

/s/ Vali Salari

Vali Salari, President

Dated:  September 20, 2008

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

/s/ Hassan Salari

Hassan Salari

Dated:  September 19, 2008

PACIFIC MEDICAL CORP.

/s/ Vali Salari

Vali Salari, President

Dated:  September 20, 2008

EXHIBIT A

Following is a list of each executive officer, director or person controlling Pacific Medical Corp. setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name	Position with Pacific Medical Corp.	Principal Employment and Business Address	Citizenship
Vali Salari	President	Self-employed, Restaurateur 41 Chauser Close, Canterbury, UK. CT1 1XZ	United Kingdom

Hassan Salari	Director	Managing Partner	Canada
Spring Grace Management Ltd.
1517 West 58th Avenue
Vancouver, BC V6P 1W6